FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

1 November 2013

MARC MOSES JOINS BOARD OF HSBC HOLDINGS PLC

Marc Moses has today been appointed an executive director of HSBC Holdings plc with effect from 1 January 2014. He will continue to be a member of the Group Management Board.

Marc Moses (55) has been Group Chief Risk Officer since December 2010. He joined HSBC in November 2005 as Chief Financial and Risk Officer of Global Banking and Markets. In January 2008, he was given additional responsibility for operations and infrastructure in Global Banking & Markets.

Marc began his career at Sedgwick before joining Bankers Trust as a fixed income, money market and futures trader. A qualified accountant, he was audit partner and head of the market risk advisory group at PricewaterhouseCoopers. In 1999, he joined JP Morgan as European chief financial officer and global head of the valuation control group.

Commenting on the appointment, HSBC Group Chairman Douglas Flint said, "Marc's appointment to the Board reflects the criticality to the Board of the risk function and recognises his personal contribution to the Group over the past eight years and, in particular, his leadership of that function since his appointment as Group Chief Risk Officer in December 2010."

For and on behalf of
HSBC Holdings plc
Ben JS Mathews
Group Company Secretary

Media enquiries to Patrick Humphris on +44 (0) 20 7992 1631 or at patrick.humphris@hsbc.com

Supplementary information:

Marc Moses serves on the Board of Directors of HSBC Private Banking Holdings (Suisse) SA, HSBC Private Bank (Suisse) SA, and HSBC Insurance (Bermuda) Limited with other members of the senior management of HSBC Holdings plc.

Marc Moses' appointment as a Director of HSBC Holdings plc is subject to election by shareholders at the 2014 Annual General Meeting and re-election annually thereafter.

Marc Moses will continue to work under his existing compensation structure for 2013. On becoming an executive Director, he will receive a basic annual salary of £700,000 and an allowance equal to 50 per cent of this salary to fund personal pension arrangements. The performance-related elements of his remuneration package will be determined in accordance with the policy established by HSBC's Group Remuneration Committee. Under current policy limits the short-term bonus potential is up to a maximum of three times salary. Should a revised remuneration policy be adopted in future, Marc's remuneration package will follow that policy.

Marc Moses has a beneficial interest in 400,753 ordinary shares of HSBC Holdings plc and in 896,940 ordinary shares of HSBC Holdings plc (Restricted Shares) under the HSBC Share Plan and the HSBC Share Plan 2011, within the meaning of Part XV of the Securities and Futures Ordinance.

No shareholder is entitled to exercise or control the exercise of 10% or more of the voting power at any general meeting of the Company.

There are no matters relating to the appointment of Marc Moses that need to be disclosed pursuant to Listing Rule 9.6.13(2) to (6) of the Listing Rules of the Financial Conduct Authority. Save as disclosed above there is no other information required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notes to editors:

1. Professional Qualification of Menasey Marc Moses
       Member of the Institute of Chartered Accountants in England and Wales.

2. The Directors of HSBC Holdings plc as at the date of this announcement are:
       D J Flint, S T Gulliver, S A Catz†, L M L Cha†, M K T Cheung†, J D Coombe†, Sir Jonathan Evans† , J Faber†, R A Fairhead† , R Fassbind†, J W J Hughes-Hallett†, W S H Laidlaw†, J P Lipsky †,J R Lomax†, I J Mackay and Sir
       Simon Robertson†.

       † Independent non-executive Director

3. The HSBC Group
       HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,600 offices in 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,645bn at 30 June 2013, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                       Date: 01 November 2013